UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number: 001-40086

Portage Biotech Inc.

(Translation of registrant’s name into English)

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F  ☐ Form 40-F

INCORPORATION BY REFERENCE

This report on Form 6-K (including any exhibits attached hereto) shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-275842) of Portage Biotech Inc. (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Management Changes

Pursuant to the terms of that certain Services Agreement, dated as of December 15, 2021, by and between Portage Development Services Inc., a wholly-owned subsidiary of Portage Biotech, Inc (the “Company”), and Ian Walters, M.D. (the “Services Agreement”), Dr. Walters’s term as Chief Executive Officer (“CEO”) of the Company will expire and he will cease serving as CEO of the Company, effective as of the close of business on December 14, 2024. A copy of the Services Agreement is included as Exhibit 10.5 to the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on August 1, 2022.

Board Changes

In connection with the foregoing, Dr. Walters is no longer a member of the Company’s Board of Directors (the “Board”), effective December 4, 2024.

In addition, Justin Stebbing, M.D., Ph.D., a current member of the Board, was appointed Chair of the Board.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2024

PORTAGE BIOTECH INC.

By:	/s/ Andrea Park
Andrea Park
Chief Financial Officer